Exhibit 99.1

LaVerne Council Appointed to the Thomson Reuters Board of Directors

TORONTO, January 12, 2022 – Thomson Reuters (TSX/NYSE: TRI) today announced the appointment of LaVerne Council to the company’s Board of Directors, effective immediately.

“We are privileged to have a board that consists of a strong cadre of leaders with a breadth of perspectives and backgrounds. I am pleased to have LaVerne join our boardroom. Her expertise in information technology, business operations and transformational change will prove invaluable as we continue to transition from a holding company to an operating company,” said David Thomson, chairman of Thomson Reuters.

Council, 60, is the Chief Executive Officer of Emerald One, LLC, an information technology consulting company focused on helping businesses develop innovative methodologies for driving change and transformation. She was the National Managing Principal, Enterprise Technology Strategy & Innovation, for Grant Thornton LLP from 2017 to 2019 and served as the Senior Vice President and General Manager for MITRE Corporation in 2017. Council was Assistant Secretary for the Office of Information & Technology and Chief Information Officer for the United States Department of Veterans Affairs from 2015 to 2017. She was the Chief Executive Officer of Council Advisory Services, LLC from 2012 through 2015. Council has also held significant corporate leadership roles focused on supply chain, IT centralization and integration. She served as the Corporate Vice President and Global Chief Information Officer for Johnson & Johnson from 2006 through 2011. Before that, she served in several roles of increasing responsibility at DELL, Inc. from 2000 to 2006, including as the Global Vice President, Information Technology, Global Business Solutions, and Development Services.

Council also currently serves on the board of directors of CONMED Corporation (NYSE: CNMD) and Concentrix Corporation (Nasdaq: CNCX). She also sits on the boards of Mathematica, an acclaimed employee-owned data research organization, and Girl Up, a nonprofit initiative founded by the United Nations Foundation. She received her Master of Business Administration from Illinois State University and her Bachelor of Business Administration in Computer Science from Western Illinois University. Council also holds an honorary Doctorate of Business Administration from Drexel University.

“LaVerne’s global orientation and proven ability to merge strategic, operational and tactical initiatives to drive growth and innovation is a formidable strength. Her depth of experience in the public and private sectors should guide us as we continue to focus on delivering the best products and services to all of our customers,” said Thomson.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

MEDIA Melissa Cassar Head of Commercial Communications & Corporate Affairs +1 437 388 3619 melissa.cassar@tr.com	INVESTORS Frank J. Golden Head of Investor Relations +1 332 219 1111 frank.golden@tr.com

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